February 11, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F. Street, N.E.

Washington, DC 20549

Re:	Post-Effective Amendment No. 49 Filing Pursuant to Rule 485(a)

Securian Funds Trust

File Numbers: 2-96990 and 811-4279

Dear Ladies and Gentlemen:

The accompanying post-effective amendment No. 49 to the Registration Statement on Form N-1A for Securian Funds Trust (the “Trust”) is being filed electronically with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”), and, because it reflects the addition of a new series, it is proposed to go effective May 1, 2013 pursuant to Rule 485(a)(2). Apart from the addition of the new series, this amendment also reflects other changes that would require a filing pursuant to Rule 485(a)(1).

The accompanying post-effective amendment is a “narrative only” filing. Financial data will be provided in a subsequent post-effective amendment filed prior to May 1, 2013, pursuant to paragraph (b) of Rule 485.

The enclosed post-effective amendment to the Registration Statement on behalf of the Trust primarily reflects the addition to the Trust of a new series named the Advantus Managed Volatility Fund (the “Managed Volatility Fund”). On November 7, 2012, in conjunction with the establishment of the Managed Volatility Fund, the Trust and Advantus Capital Management, Inc. and Securian Financial Services, Inc. (collectively, the “Applicants”), filed an Application with the Commission pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an order exempting the Applicants from Rule 12d1-2(a) under the Act. The Applicants have requested the exemption to the extent necessary to permit any existing or future series of the Trust that invests in other registered open-end management investment companies in reliance on Section 12(d)(1)(G) of the Act, and which is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (i.e., a “fund of funds”), to also invest, to the extent consistent with its investment objectives, policies, strategies and limitations, in financial instruments which may not be securities within the meaning of Section 2(a)(36) of the Act. In connection with such Application, the Commission has issued a Notice of Application dated January 22, 2013 (Investment Company Act Release No. 30354; File No. 812-14091). Further information regarding the Application may be obtained from Ms. Jill L. Ehrlich, Senior Counsel, at (202) 551-6819 (Division of Investment Management, Office of Investment Company Regulation).

Securities and Exchange Commission

February 11, 2013

Other material changes in the accompanying amendment relate primarily to the Advantus International Bond Fund, for which Franklin Advisers, Inc. (“Franklin”) serves as the investment sub-adviser. The International Bond Fund is managed in a manner substantially identical to a similar fund also managed by Franklin (the Templeton Global Bond Fund), and disclosure changes made in relation to the International Bond Fund are intended to align its disclosures with those of the Templeton Global Bond Fund.

In connection with the receipt of comments from the staff of the Commission with respect to the above-referenced filing, the Trust hereby acknowledges that:

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the filing.

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

3.	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions or comments regarding this filing may be directed to the undersigned by telephone at 651-665-4872 or by e-mail at eric.bentley@securian.com.

Sincerely,

/s/ Eric J. Bentley

Eric J. Bentley Second Vice President

EJB:tmy

cc:	Michael J. Radmer, Esq.

Dorsey & Whitney LLP